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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

ENCORE WIRE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
292562 10 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	292562 10 5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Vincent A. Rego

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		1,441,104 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,441,104 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,441,104 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.5%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Reflects a 3-for-2 stock split of the Issuer’s Common Stock completed on August 16, 2004.
(2) The percent of class is based on 26,035,302 shares of Common Stock outstanding as of December 31, 2006.

     THIS AMENDMENT No. 10 to Schedule 13G amends Item 4. The entire Schedule 13G, including Item 4, as amended, is restated in its entirety as follows:
Item 1(a). Name of Issuer.
Encore Wire Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices.
1410 Millwood Road
McKinney, Texas 75069
Item 2(a). Name of Person Filing.
Vincent A. Rego
Item 2(b). Address of Principal Business Office or, if none, Residence.
1410 Millwood Road
McKinney, Texas 75069
Item 2(c). Citizenship.
United States
Item 2(d). Title of Class of Securities.
Common Stock, par value $.01 per share
Item 2(e). CUSIP Number.
292562 10 5
Item 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to 240.13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
As of December 31, 2006 (the date as of which all amounts and percentages are reported), Mr. Rego beneficially owned 1,441,104 shares of Common Stock of Encore Wire Corporation (“Common Stock”). Encore Wire Corporation completed a 3-for-2 stock split on August 16, 2004.
A family limited partnership holds 1,055,477 shares of Common Stock beneficially owned by Mr. Rego. The family limited partnership has a trust as its general partner, and Mr. Rego serves as the trustee for such trust and thereby has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares held by the family limited partnership. The limited partners of the family limited partnership are eight trusts established by Mr. Rego and his wife for the primary benefit of their two sons, Daniel and Paul. Mr. Rego is a co-trustee of four of the eight trusts, together in each case with the son who is the primary beneficiary of each such trust. The sole trustee of each of the other four trusts is the son who is the primary beneficiary of each such trust.
Mr. Rego directly holds 385,627 of the 1,441,104 shares of Common Stock.
(b) Percent of class: 5.5% as of December 31, 2006.

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(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,441,104 as of December 31, 2006

(ii)	shared power to vote or to direct the vote: None

(iii)	sole power to dispose or to direct the disposition of: 1,441,104 as of December 31, 2006

(iv)	shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: February 13, 2007

/s/ Vincent A. Rego

Vincent A. Rego

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